[ITEX  LETTERHEAD]

September 28, 2006

Ms. Amanda Sledge
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ITEX Corporation
Item 4.02 Form 8-K;
Filed September 18, 2006
File No. 0-18275

Dear Ms. Sledge:

          The following is submitted in response to your comment letter dated September 20, 2006.

          We intend to restate our audited financial statements for the fiscal years ended July 31, 2005 and 2004 (included in 2005 Form 10-KSB filing), as well as our unaudited financial statements for the quarterly periods ended October 31, 2005, January 31, 2006 and April 30, 2006, which will include restated information for the corresponding previous-year periods.

          We have reconsidered the effectiveness of our disclosure controls and procedures as of the indicated restatement periods and intend to address this reconsideration in our amended filings (Item 8A and Item 3 disclosures).

          In connection with this response, ITEX Corporation acknowledges that:

o	it is responsible for the adequacy and accuracy of the disclosure in its filings;

o	staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	ITEX may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

Sincerely,
ITEX CORPORATION

/s/ Steven White

STEVEN WHITE
Chief Executive Officer